SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 24, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: Nokia stock exchange release dated July 24, 2017: Nokia provides recast comparative segment results for 2016 and Q1 2017 reflecting the new financial reporting structure

Nokia provides recast comparative segment results for 2016 and Q1 2017 reflecting the new financial reporting structure

Nokia Corporation
Stock Exchange Release
July 24, 2017 at 9:00 (CET +1)

Nokia provides recast comparative segment results for 2016 and Q1 2017 reflecting the new financial reporting structure

Espoo, Finland — Nokia today provided in advance of its next results announcement recast comparative segment financial information on a quarterly and annual basis for 2016 and for Q1 2017, reflecting the creation of the Global Services business group and its effect on Nokia’s financial reporting and organizational structure.

As announced earlier, Nokia will publish its financial report for the second quarter and half year 2017 on July 27, 2017 at approximately 8 a.m. Finnish time (CET+1).

Changes in reporting structure, effective from April 1, 2017

On March 17, 2017, Nokia announced changes in its organizational structure designed to accelerate the execution of its strategy, including strengthening Nokia’s ability to deliver strong financial performance, drive growth in services, meet changing customer demands in mobile networks, achieve cost savings and ongoing transformation goals, and enable strategic innovation across Nokia’s Networks business. These organizational changes included the separation of Nokia’s former Mobile Networks business group into two distinct organizations: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services.

As a result of these changes, Nokia has changed its financial reporting structure for its Networks business. As of the second quarter 2017, Nokia’s Networks business is comprised of three reportable segments and five business groups.

1)             Ultra Broadband Networks, comprised of the Mobile Networks and Fixed Networks business groups.

•                  The Mobile Networks business group is comprised of the products and solutions that resided within the previous Mobile Networks business group. As a result of the organization change, services no longer reside under Mobile Networks. The Mobile Networks business group provides radio networks, converged core networks and advanced mobile networks solutions.

•                  The Fixed Networks business group provides broadband access, digital home, access management solutions and Fixed Networks services.

2)             Global Services, comprised of the Global Services business group.

•                  The Global Services business group is comprised of the services that resided within the previous Mobile Networks business group, including company-wide managed services. Global Services does not include the services of Fixed Networks, IP/Optical Networks and Applications & Analytics, which continue to reside within the respective business groups. The Global Services business group provides network planning and optimization, network implementation, system integration, company-wide managed services and care.

3)             IP Networks and Applications, comprised of the IP/Optical Networks and Applications & Analytics business groups.

•                  The IP/Optical Networks business group provides IP routing, optics and IP/Optical Networks services.

•                  The Applications & Analytics business group provides intelligent software and services that help service providers build strong digital businesses including business support systems, operational support systems, service delivery platforms, network management, emerging businesses, as well as the software and services offerings from the Comptel acquisition.

Recast comparative segment financial information for 2016 and Q1 2017

To provide a basis for comparison, the following tables present a recasting of Nokia’s segment financial information on an unaudited basis for all four quarters of 2016 separately, as well as for the full year 2016 and Q1 2017.

The tables are also available in Excel format at http://nokia.com/financials.

Q1’17 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 236	1 361	1 304	4 902	247	254	(15)	5 388	(11)	5 378
Cost of sales	(1 105)	(1 118)	(744)	(2 967)	(13)	(227)	15	(3 192)	(61)	(3 252)
Gross profit	1 131	243	560	1 935	234	27	0	2 196	(71)	2 125
% of net sales	50.6%	17.9%	42.9%	39.5%	94.7%	10.6%		40.8%		39.5%

Research and development expenses	(583)	(23)	(338)	(944)	(61)	(76)	0	(1 080)	(184)	(1 265)
% of net sales	26%	2%	26%	19%	25%	30%		20%		24%

Selling, general and administrative expenses	(300)	(164)	(203)	(667)	(58)	(56)	0	(781)	(138)	(919)
% of net sales	13%	12%	16%	14%	23%	22%		14%		17%

Other income and expenses	(3)	(2)	4	0	0	6	0	6	(74)	(69)
Operating profit/(loss)	245	55	23	324	116	(99)	0	341	(468)	(127)
% of net sales	11.0%	4.0%	1.8%	6.6%	47.0%	(39.0)%		6.3%		(2.4)%

(1) Mobile Networks net sales of EUR 1 735 million, Fixed Networks net sales of EUR 501 million.

(2) IP Routing net sales of EUR 621 million, Optical Networks net sales of EUR 324 million and Applications & Analytics net sales of EUR 359 million.

(3) Includes Total Services net sales of EUR 1 909 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 361 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Full Year 2016 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(4)	Nokia Total
Net sales	9 758	6 036	6 036	21 830	1 053	1 142	(53)	23 972	(331)	23 641
Cost of sales	(5 210)	(4 825)	(3 335)	(13 370)	(42)	(957)	53	(14 316)	(801)	(15 117)
Gross profit	4 548	1 211	2 701	8 460	1 011	185	0	9 657	(1 133)	8 524
% of net sales	46.6%	20.1%	44.7%	38.8%	96.0%	16.2%		40.3%		36.1%

Research and development expenses	(2 393)	(96)	(1 288)	(3 777)	(249)	(287)	0	(4 314)	(683)	(4 997)
% of net sales	25%	2%	21%	17%	24%	25%		18%		21%

Selling, general and administrative expenses	(1 212)	(679)	(773)	(2 664)	(184)	(235)	0	(3 082)	(685)	(3 767)
% of net sales	12%	11%	13%	12%	17%	21%		13%		16%

Other income and expenses	(21)	(30)	(25)	(76)	1	(13)	0	(88)	(772)	(860)
Operating profit/(loss)	922	406	615	1 943	579	(350)	0	2 172	(3 272)	(1 100)
% of net sales	9.4%	6.7%	10.2%	8.9%	55.0%	(30.6)%		9.1%		(4.7)%

(1) Mobile Networks net sales of EUR 7 357 million, Fixed Networks net sales of EUR 2 401 million.

(2) IP Routing net sales of EUR 2 941 million, Optical Networks net sales of EUR 1 564 million and Applications & Analytics net sales of EUR 1 532 million.

(3) Includes Total Services net sales of EUR 8 531 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 6 036 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1’16 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 297	1 444	1 453	5 193	198	235	(11)	5 615	(104)	5 511
Cost of sales	(1 251)	(1 137)	(800)	(3 188)	(2)	(209)	11	(3 388)	(547)	(3 935)
Gross profit	1 046	307	653	2 005	196	27	0	2 228	(651)	1 577
% of net sales	45.5%	21.3%	44.9%	38.6%	99.0%	11.5%		39.7%		28.6%

Research and development expenses	(612)	(25)	(340)	(977)	(58)	(73)	0	(1 108)	(156)	(1 264)
% of net sales	27%	2%	23%	19%	29%	31%		20%		23%

Selling, general and administrative expenses	(299)	(173)	(198)	(669)	(32)	(47)	0	(748)	(224)	(972)
% of net sales	13%	12%	14%	13%	16%	20%		13%		18%

Other income and expenses	(8)	(6)	(8)	(22)	0	(5)	0	(27)	(25)	(52)
Operating profit/(loss)	127	102	107	337	106	(99)	0	345	(1 057)	(712)
% of net sales	5.5%	7.1%	7.4%	6.5%	53.5%	(42.1)%		6.1%		(12.9)%

(1) Mobile Networks net sales of EUR 1 678 million, Fixed Networks net sales of EUR 619 million.

(2) IP Routing net sales of EUR 717 million, Optical Networks net sales of EUR 377 million and Applications & Analytics net sales of EUR 359 million.

(3) Includes Total Services net sales of EUR 2 022 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 444 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q2’16 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 356	1 444	1 421	5 222	194	270	(16)	5 670	(93)	5 576
Cost of sales	(1 246)	(1 201)	(809)	(3 256)	(7)	(218)	16	(3 464)	(81)	(3 545)
Gross profit	1 110	244	612	1 966	187	52	0	2 205	(174)	2 031
% of net sales	47.1%	16.9%	43.1%	37.6%	96.4%	19.3%		38.9%		36.4%

Research and development expenses	(614)	(24)	(310)	(948)	(57)	(70)	0	(1 074)	(162)	(1 236)
% of net sales	26%	2%	22%	18%	29%	26%		19%		22%

Selling, general and administrative expenses	(304)	(170)	(190)	(664)	(39)	(63)	0	(765)	(154)	(919)
% of net sales	13%	12%	13%	13%	20%	23%		13%		16%

Other income and expenses	(9)	(15)	(17)	(41)	(2)	10	0	(34)	(602)	(636)
Operating profit/(loss)	184	34	95	313	89	(70)	0	332	(1 092)	(760)
% of net sales	7.8%	2.4%	6.7%	6.0%	45.9%	(25.9)%		5.9%		(13.6)%

(1) Mobile Networks net sales of EUR 1 727 million, Fixed Networks net sales of EUR 629 million.

(2) IP Routing net sales of EUR 713 million, Optical Networks net sales of EUR 375 million and Applications & Analytics net sales of EUR 334 million.

(3) Includes Total Services net sales of EUR 2 039 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 444 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q3’16 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 519	1 389	1 421	5 329	353	297	(22)	5 956	(60)	5 896
Cost of sales	(1 358)	(1 158)	(815)	(3 330)	(12)	(255)	22	(3 575)	(88)	(3 663)
Gross profit	1 161	231	607	1 998	341	42	0	2 381	(149)	2 233
% of net sales	46.1%	16.6%	42.7%	37.5%	96.6%	14.1%		40.0%		37.9%

Research and development expenses	(575)	(23)	(303)	(901)	(65)	(70)	0	(1 037)	(179)	(1 216)
% of net sales	23%	2%	21%	17%	18%	24%		17%		21%

Selling, general and administrative expenses	(301)	(168)	(188)	(657)	(50)	(65)	0	(772)	(145)	(916)
% of net sales	12%	12%	13%	12%	14%	22%		13%		16%

Other income and expenses	(7)	(1)	3	(5)	0	(11)	0	(17)	(29)	(45)
Operating profit/(loss)	278	39	119	435	226	(105)	0	556	(501)	55
% of net sales	11.0%	2.8%	8.4%	8.2%	64.0%	(35.4)%		9.3%		0.9%

(1) Mobile Networks net sales of EUR 1 924 million, Fixed Networks net sales of EUR 595 million.

(2) IP Routing net sales of EUR 696 million, Optical Networks net sales of EUR 352 million and Applications & Analytics net sales of EUR 373 million.

(3) Includes Total Services net sales of EUR 1 972 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 389 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q4’16 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 586	1 759	1 740	6 086	309	340	(3)	6 731	(74)	6 657
Cost of sales	(1 355)	(1 329)	(912)	(3 596)	(21)	(275)	3	(3 889)	(85)	(3 974)
Gross profit	1 231	430	829	2 490	287	65	0	2 842	(159)	2 683
% of net sales	47.6%	24.4%	47.6%	40.9%	92.9%	19.1%		42.2%		40.3%

Research and development expenses	(592)	(24)	(335)	(951)	(70)	(74)	0	(1 095)	(185)	(1 281)
% of net sales	23%	1%	19%	16%	23%	22%		16%		19%

Selling, general and administrative expenses	(308)	(169)	(197)	(674)	(63)	(60)	0	(797)	(162)	(959)
% of net sales	12%	10%	11%	11%	20%	18%		12%		14%

Other income and expenses	3	(7)	(3)	(8)	4	(6)	0	(10)	(116)	(126)
Operating profit/(loss)	333	230	294	858	158	(76)	0	940	(622)	317
% of net sales	12.9%	13.1%	16.9%	14.1%	51.1%	(22.4)%		14.0%		4.8%

(1) Mobile Networks net sales of EUR 2 028 million, Fixed Networks net sales of EUR 558 million.

(2) IP Routing net sales of EUR 815 million, Optical Networks net sales of EUR 460 million and Applications & Analytics net sales of EUR 466 million.

(3) Includes Total Services net sales of EUR 2 498 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 759 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

About Nokia
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FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to the business collaboration agreement and the patent license agreement between Nokia and Apple announced on May 23, 2017, including income to be received under any collaboration or partnership or agreement; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the acquisition of Alcatel

Lucent, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel Lucent; 8) our dependence on a limited number of customers and large multi-year agreements; 9) exchange rate fluctuations, as well as hedging activities; 10) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or to the business collaboration agreement and the patent license agreement between Nokia and Apple announced on May 23, 2017, including income to be received under any collaboration or partnership or agreement; 12) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 13) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 14) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, particularly in digital media and digital health, and the development and sales of products and services, as well as other business ventures which may not materialize as planned; 18) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 19) adverse developments with respect to customer financing or extended payment terms we provide to customers; 20) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 21) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 22) our ability to retain, motivate, develop and recruit appropriately skilled employees; 23) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 24) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 25) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 26) our ability to achieve targeted benefits from or successfully achieve the required administrative, legal, regulatory and other conditions and implement planned transactions, as well as the liabilities related thereto; 27) our involvement in joint ventures and jointly-managed companies; 28) the carrying amount of our goodwill may not be recoverable; 29) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 30) pension costs, employee fund-related costs, and healthcare costs; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal